Exhibit 99.1

Galmed Pharmaceuticals Provides Business Update and Reports First Quarter 2018 Financial Results

- Conference Call and Webcast Today at 8:30 a.m. EST / 5:30 a.m. PST -

TEL AVIV, Israel, May 9, 2018 - Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of the liver targeted SCD1 modulator Aramchol™, a once-daily, oral therapy for the treatment of nonalcoholic steatohepatitis, or NASH, today provides updated information reaffirming the schedule of the release of the ARREST study top line results and reports financial results for the three months ended March 31, 2018. The Company will host a conference call and webcast at 08:30 ET today.

Business Update

•	ARREST Phase IIb NASH study:
Phase IIb top line results for Aramchol™ in 247 NASH patients is expected, as planned during June 2018. All patients completed treatment during the last week of February and the follow-up period is scheduled to end this month. Preparations for a pre-phase III meeting with U.S. Food and Drug Administration (FDA) during the fourth quarter of 2018 are ongoing.

•	In April 2018, the Company sold to Biotechnology Value Fund, L.P. 1,000,000 ordinary shares and warrants to purchase 1,000,000 ordinary shares, for a purchase price of $6.00 per share and related warrant. The warrants have an exercise price of $15.00 per share and will expire one year from the date of issuance. The proceeds of this financing are intended to be used for working capital needs, clinical development, business development activities and the advancement of the Company’s ongoing pipeline activities.

•	The Company is conducting pre-clinical studies of Aramchol™ in combination with advanced clinical stage representative anti-inflammatory and anti-apoptotic compounds for the treatment of NASH. The Company intends to submit data related to these combinations for presentation at The Liver Meeting®, to take place on November 9-13, 2018 in San Francisco.

Financial Summary - First Quarter 2018 vs. First Quarter 2017:

•	Cash and cash equivalents and marketable securities totaled $15.5 million as of March 31, 2018, compared to $19.0 million at December 31, 2017. As mentioned above, subsequent to the balance sheet date, the Company raised gross proceeds of $6.0 million in a registered direct offering. Galmed believes that its current cash balance will be sufficient to maintain its current operations through the first half of 2020.

•	Net loss of $2.5 million, or $0.17 per share, for the three months ended March 31, 2018, compared to a net loss of $3.2 million, or $0.26 per share, for the three months ended March 31, 2018. This period’s net loss included $0.3 million of non-cash, stock-based compensation expense, versus $0.4 million of non-cash stock-based compensation expense incurred during the corresponding period in 2017.

•	The Company recognized $0.3 million of revenue for the three months ended March 31, 2018, the same amount as in the corresponding quarter in 2017. The revenue relates to the amortization of the up-front payments under the license agreement with Samil Pharm.

•	Research and development (“R&D”) expenses amounted to approximately $1.9 million for the three months ended March 31, 2018, compared to approximately $2.7 million for the three months ended March 31, 2017. The decrease resulted primarily from a decrease in expenses in connection with the ARREST study.

•	General and administrative expenses amounted to approximately $0.9 million for the three months ended March 31, 2018, compared to approximately $0.8 million for the three months ended March 31, 2017. The slight increase in general and administrative expenses for the three months ended March 31, 2018 resulted primarily from an increase in professional fees.

•	Financial expenses amounted to $0.05 million for the three months ended March 31, 2018, compared to financial income of $0.1 million for the three months ended March 31, 2017. The decrease resulted primarily from changes in the foreign currency exchange rate.

Conference Call & Webcast:

Wednesday, May 9th @ 8:30am Eastern Time

Within the US:	800-239-9838
Outside the US:	323-794-2551
From Israel:	1809 212 883
Conference ID:	4575906
Webcast:	http://public.viavid.com/index.php?id=129551

Replays, available through May 23, 2017
Toll-Free:	844-512-2921
Toll/International:	412-317-6671
Replay PIN:	4575906

About Aramchol and Non-alcoholic Steatohepatitis (NASH)

Aramchol (arachidyl amido cholanoic acid) is a novel fatty acid bile acid conjugate, inducing beneficial modulation of intra-hepatic lipid metabolism. Aramchol's ability to modulate hepatic lipid metabolism was discovered and validated in animal models, demonstrating downregulation of the three key pathologies of NASH: steatosis, inflammation and fibrosis. The effect of Aramchol on fibrosis is mediated by downregulation of steatosis and directly on human collagen producing cells. Aramchol has been granted Fast Track designation status by the FDA for the treatment of NASH.

NASH is an emerging world crisis impacting an estimated 3% to 5% of the U.S. population and an estimated 2% to 4% globally. It is the fastest growing cause of liver cancer and liver transplant in the U.S. due to the rise in obesity. NASH is the progressive form of non-alcoholic fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality.

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development of Aramchol, a first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of Aramchol in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed's objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the timing and cost of Galmed's ongoing Phase IIb ARREST Study, and planned Phase III trials for Aramchol, or whether Phase III trials will be conducted at all; completion and receiving favorable results of these Phase IIb ARREST Study and Phase III trials for Aramchol; regulatory action with respect to Aramchol by the FDA or the EMA; the commercial launch and future sales of Aramchol or any other future products or product candidates; Galmed's ability to comply with all applicable post-market regulatory requirements for Aramchol in the countries in which it seeks to market the product; Galmed's ability to achieve favorable pricing for Aramchol; Galmed's expectations regarding the commercial market for NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus; third-party payor reimbursement for Aramchol; Galmed's estimates regarding anticipated capital requirements and Galmed's needs for additional financing; market adoption of Aramchol by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol; the development and approval of the use of Aramchol for additional indications or in combination therapy; and Galmed's expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20-F filed with the SEC on March 13, 2018, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed's current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

bob@lifesciadvisors.com

Guy Nehemya, Vice President, Operations

Galmed Pharmaceuticals Ltd.

guy@galmedpharma.com

GALMED PHARMACEUTICALS LTD.
Consolidated Balance Sheets
U.S. Dollars in thousands, except share data and per share data

	As of March 31, 2018	As of December 31, 2017
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$2,631	$13,021
Marketable securities	12,871	5,976
Other accounts receivable	365	155
Total current assets	15,867	19,152

Property and equipment, net	433	491

Total assets	$16,300	$19,643

Liabilities and stockholders' equity

Current liabilities
Trade payables	$2,196	$2,276
Other accounts payable	232	1,034
Short-term portion of deferred revenue	270	538
Total current liabilities	2,698	3,848

Stockholders' equity:
Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 14,472,414 shares as of March 31, 2018; 14,435,161 shares as of December 31, 2017	40	40
Additional paid-in capital	92,723	92,381
Accumulated other comprehensive loss	(36)	(7)
Accumulated deficit	(79,125)	(76,619)
Total stockholders' equity	13,602	15,795

Total liabilities and stockholders' equity	$16,300	$19,643

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Operations (Unaudited)
U.S. Dollars in thousands, except share data and per share data

	Three months ended March 31,
	2018	2017
Revenue	$268	$268

Research and development expenses	1,944	2,743

General and administrative expenses	883	789

Total operating expenses	2,559	3,264

Financial income, net	(53)	(102)

Net loss	$2,506	$3,162

Basic and diluted net loss per share from continuing operation	$0.17	$0.26

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	14,467,627	12,164,983

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Cash Flows (Unaudited)
U.S. Dollars in thousands

	Three months ended March 31,
	2018	2017
Cash flow from operating activities

Net loss	$(2,506)	$(3,162)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	59	60
Stock-based compensation expense	330	361
Amortization of discount/premium on marketable securities	9	(140)
Loss from Realization of marketable securities	3	78
Changes in operating assets and liabilities:
Increase in other accounts receivable	(210)	(52)
Decrease in trade payables	(80)	(584)
Decrease in other accounts payable	(802)	(167)
Decrease in deferred revenue	(268)	(268)
Net cash used in operating activities	(3,465)	(3,874)

Cash flow from investing activities
Purchase of property and equipment	(1)	(7)
Investment in available for sale securities	(8,185)	-
Consideration from sale of available for sale securities	1,249	2,444
Net cash provided in (used in) investing activities	(6,937)	2,437

Cash flow from financing activities
Proceeds from exercise of options	12	-
Net cash used in financing activities	12	-

Decrease in cash and cash equivalents	(10,390)	(1,437)
Cash and cash equivalents at the beginning of the period	13,021	3,097
Cash and cash equivalents at the end of the period	$2,631	$1,660

Supplemental disclosure of cash flow information:
Cash received from interest	$46	88